April 27, 2011

BY EMAIL AND OVERNIGHT MAIL

Ms. Michele M. Anderson, Esq.,

        Office of Mergers and Acquisitions,

            Securities and Exchange Commission,

                100 F Street, N.E.,

                    Washington, D.C. 20549.

Re:	Deficient Registration Statement and Potential Noncompliance by NYSE

Euronext, Deutsche Börse AG and Alpha Beta Netherlands Holding N.V.

with the Federal Securities Laws

Dear Ms. Anderson:

We are writing on behalf of IntercontinentalExchange, Inc. (“ICE”) and The NASDAQ OMX Group, Inc. (“NASDAQ OMX”) to bring to the Staff’s attention what may be potentially serious misstatements and omissions contained in a registration statement on Form F-4 (Commission File No. 333-173347) (as amended, the “Registration Statement”) of Alpha Beta Netherlands Holding N.V. (“Holdco”) filed with the Securities and Exchange Commission (the “Commission”) on April 7, 2011 and amended by an amendment filing on April 25, 2011 in connection with the proposed business combination between NYSE Euronext and Deutsche Börse AG (“Deutsche Börse”) (the “Proposal”). We are also concerned about reports indicating that NYSE Euronext and Deutsche Börse (together with Holdco, the “Group”) may have made selective disclosures about the Proposal to investors that either should be reflected in the Registration Statement or are misleading and should be retracted and corrected. We respectfully urge the Staff to consider the following issues as they review the Registration Statement and to require that Holdco amend its disclosure and take such other action as may be appropriate.

For your reference, we attach an annotated copy of the Registration Statement, Holdco’s Rule 425 filing and the relevant media reports.

Ms. Michele M. Anderson, Esq.

1.	Understatements Regarding Risk of Antitrust-Related Divestitures

We believe that the Proposal faces significant antitrust obstacles to completion in Europe. A “risk factor” in the Registration Statement discloses only that the Group cannot “predict what, if any, changes may be required” by the regulatory authorities (marked with a “1” in the annotated copy of the Registration Statement attached hereto). We believe this disclosure substantially understates the issue. Holdco should disclose whether the Group believes the risk of any divestitures as a condition to obtaining the European competition approval is material and how the Group intends to handle such divestitures and other remedies that may be needed to obtain that approval. We further note that, if and to the extent such divestitures may reasonably be considered probable, adequate pro forma financial presentations reflecting the divestitures (and other remedies) may be necessary. We respectfully urge the Staff to, at minimum, require Holdco to incorporate the relevant discussion in its recent Rule 425 filing (marked with a “2” in the annotated copy of the Rule 425 filing attached hereto) into the Registration Statement and make such other amendatory disclosures as may be necessary.

2.	Material Omissions in the Registration Statement and Regulation FD Violation Concerns

a.	Failure to reflect rumored “special dividend” and “share buy-back”

As you may be aware, there have been several media reports to the effect that (i) NYSE Euronext intends to pay or cause to be paid a special dividend before and/or after the Proposal closes, and (ii) Deutsche Börse would cause Holdco to conduct a share buy-back if the Proposal closes, in each case in order to entice their respective stockholders to support the Proposal (in each instance marked with a “3” in the annotated copy of the media reports attached hereto). If these reports are true, the current disclosure in the Registration Statement is materially misleading to the extent that it does not include any discussion of such a dividend or share buy-back. Accordingly, these omissions, if true, should be corrected with significant supplemental disclosure.1

Furthermore, if these reports are true, we question whether NYSE Euronext and Deutsche Börse have made selective disclosures that are consistent with Regulation FD. Private statements made to market participants about an intention to pay

[1]

We also note that, if such special dividend and share buy-back in connection with the Proposal are probable and material, an adequate pro forma financial presentation may be required in order not to mislead NYSE Euronext stockholders. Reference is made to Section 3160.1 of the Financial Reporting Manual of the Commission’s Division of Corporation Finance, which requires pro forma presentations where “[e]vents or transactions ...are probable for which disclosure of pro forma financial information would be material to investors,” such as dividends declared by a subsidiary subsequent to the balance sheet date, changes in capitalization at the effectiveness or the close of an offering, or other events and transactions which have had or will have a discrete material impact on a registrant’s financial statements. SAB Topic 1.B.3 requires pro forma balance sheet information to be presented for any planned distribution to occur after the most recent balance sheet date, whether declared or not.

Ms. Michele M. Anderson, Esq.

a dividend or repurchase shares may raise serious questions about compliance with Regulation FD and, depending on the nature of what exactly may have been said, whether any materially false or misleading statements were made to investors. In light of the competing offer from ICE and NASDAQ OMX, statements of this kind, if made, could have a particularly significant impact on investors and should be carefully reviewed in light of the requirements of the federal securities laws.

b.	Disclosure concerns regarding potential synergy effects

Holdco currently discloses in the Registration Statement that the Proposal will achieve annualized cost savings of approximately €300 million (or $400 million) within three years after the consummation of the Proposal, to be realized at an annual run rate of 25% by the end of the first year, 50% by the end of the second year and 100% by the end of such third year (in each instance marked with a “4” in the annotated copy of the Registration Statement attached hereto).

According to media reports and a public filing made by Holdco, NYSE Euronext and Deutsche Börse have indicated publicly that “those synergies were in fact conservative” and that the amount of the anticipated cost savings could be closer to €400 million (in each instance marked with a “5” in the annotated copy of the media reports and Holdco’s Rule 425 filing attached hereto). Under these circumstances, the existing disclosure in the Registration Statement about the potential synergy benefits is deficient. We believe Holdco should promptly amend the Registration Statement to disclose a detailed discussion of any revised synergy estimates and the assumptions used.

c.	Deficiencies in pro forma financial information

Rule 11-02(b)(5) of Regulation S-X states, “Material nonrecurring charges or credits and related tax effects which result directly from the transaction and which will be included in the income of the registrant within the 12 months succeeding the transaction shall be disclosed separately. It should be clearly indicated that such charges or credits were not considered in the pro forma condensed income statement. If the transaction for which pro forma financial information is presented relates to the disposition of a business, the pro forma results should give effect to the disposition and be presented under an appropriate caption.” However, Holdco makes no disclosure of the effects of potentially significant change-in-control payments related to material agreements, such as employment agreements with senior executives and material leases, or of the potential vesting of share-based awards.

3.	Inadequate Disclosure Regarding a Competing Offer

As you are aware, ICE and NASDAQ OMX have made an offer (the “Offer”) to jointly acquire all of the outstanding shares of NYSE Euronext and proceeded with a view to entering into a definitive agreement with NYSE Euronext. We respectfully urge the Staff to obtain a confirmation from Holdco that adequate disclosure regarding the Offer will be promptly disclosed in an amendment to the Registration

Ms. Michele M. Anderson, Esq.

Statement, including, at minimum, a meaningful discussion in the Background section of the steps the NYSE Euronext board has taken in concluding, consistent with its fiduciary duties, that NYSE Euronext may reject the Offer without engaging with ICE or NASDAQ OMX in any discussions about the Offer.

We note that the current disclosure indicates the aspects of the Offer considered by the NYSE Euronext board and that the consideration was made in light of NYSE Euronext’s “corporate strategy” (marked with a “6” in the annotated copy of the Registration Statement attached hereto). We believe the disclosure continues to omit critical details. For example, Holdco fails to discuss any specific aspects of the Offer that had led the NYSE Euronext board to conclude that the Offer entailed an unacceptable execution risk and was not in the best interests of its stockholders. Also missing is a narrative discussion describing the NYSE Euronext board’s decision not to engage with ICE or NASDAQ OMX before rejecting the Offer. We believe the foregoing information is of critical importance to anyone making an investment decision with regard to NYSE Euronext shares.

4.	Holdco’s Fairness Opinion Disclosure Contains Material Misstatements and Omissions

Holdco’s disclosure regarding the fairness opinion of Perella Weinberg Partners LP (“PW”) is inadequate in assisting the NYSE Euronext stockholders in understanding how the proposed exchange ratio of 0.47 Holdco share per each NYSE Euronext share was concluded as fair. We believe that Holdco should be required to amend its disclosure to address the following deficiencies:

a.	PW’s Selected Publicly Traded Companies Analysis

With regard to the selected publicly traded company analysis, Holdco fails to apply the results of the review and comparison that PW performed on the selected companies in any way that relates to the proposed merger exchange ratio (marked with a “7” in the annotated copy of the Registration Statement attached hereto). In order to avoid misleading NYSE Euronext stockholders, we believe Holdco’s disclosure should be amended to show the selected multiple ranges for each of NYSE Euronext and Deutsche Börse, the implied equity values per share for each, and the resulting implied exchange ratio range as compared to the proposed merger exchange ratio of 0.47 Holdco share per each NYSE Euronext share. Holdco should otherwise be required to explain PW’s decision not to derive a range of exchange ratios based on the multiples in those selected publicly traded companies.

b.	PW’s Discounted Cash Flow Analysis.

With regard to PW’s discounted cash flow analysis (marked with an “8” in the annotated copy of the Registration Statement attached hereto), Holdco merely discloses the implied ownership split between the NYSE Euronext stockholders and Deutsche Börse stockholders. We believe such disclosure is insufficient. In a discounted

Ms. Michele M. Anderson, Esq.

cash flow analysis, a fairness assessment of the proposed merger exchange ratio would require disclosure of the equity values per share of NYSE Euronext and Deutsche Börse as well as the implied exchange ratio derived from such equity values per share. In order to avoid misleading NYSE Euronext stockholders, we believe the foregoing information should be added in a future amendment to the Registration Statement, consistent with Holdco’s corresponding disclosure relating to the opinions of Deutsche Bank Securities Inc. and J.P. Morgan Securities LLC.

5.	Inadequate Disclosure Concerning Capitalization

We believe that the capitalization table for Holdco (marked with a “9” in the annotated copy of the Registration Statement attached hereto) lacks any informational value, and is therefore misleading, to NYSE Euronext stockholders. Holdco being essentially a successor company to Deutsche Börse, we believe the Registration Statement should instead disclose the capitalization information of Deutsche Börse in the relevant section.

For the reasons set forth above, we believe there are serious questions about the accuracy and completeness of the disclosure in the Registration Statement. We respectfully urge the Staff to review these questions and require Holdco to promptly amend the Registration Statement to address the deficiencies. We also believe that any materially false or misleading statements that Group may have made about the Proposal selectively to investors should be retracted and corrected.

If you have any questions about our letter or would like to discuss it with us, please contact John Evangelakos at (212) 558-4260. We appreciate your consideration of these matters.

Very truly yours,

John Evangelakos

Attachments:

Annotated Copy of portion of Holdco’s Amended Registration Statement on Form F-4, filed on April 25, 2011, Holdco’s Rule 425 filing (dated as of April 25, 2011) and several media reports

cc.	Michael McTierman

(Securities and Exchange Commission)

Ms. Michele M. Anderson, Esq.

Scott A. Hill

Johnathan Short

(IntercontinentalExchange, Inc.)

Ronald Hassen

Edward Knight

(The NASDAQ OMX Group, Inc.)

John A. Marzulli, Jr.

(Shearman & Sterling LLP)

Amendment No. 1 to the Form F-4 Page 51 of 979

Table of Contents

Euronext Paris. Investors are urged to obtain up-to-date prices for Deutsche Börse shares, which are listed on the Frankfurt Stock Exchange under the symbol "DB1," and NYSE Euronext shares, which are listed on the New York Stock Exchange and Euronext Paris under the symbol "NYX."

Obtaining required regulatory approvals may prevent or delay completion of the combination or reduce the anticipated benefits of the combination or may require changes to the structure or terms of the combination or to the governance structure of Holdco.

Completion of the combination is conditioned upon, among other things, the receipt of material governmental authorizations, consents, orders and approvals, including the approval of competition and antitrust authorities (*e.g.*, the European Commission, the FTC and the DOJ) and securities and other financial regulatory authorities (*e.g.*, BaFin, the SEC, the College of Euronext Regulators and certain European regulators, including the Hessian Exchange Supervisory Authority (*Hessisches Ministerium für Wirtschaft, Verkehr und Landesentwicklung*), the AMF, the Dutch Minister of Finance, the FSA and the AFM). Holdco, Deutsche Börse and NYSE Euronext intend to pursue all required approvals in accordance with their respective obligations under the business combination agreement. In connection with granting these approvals, the respective governmental or other authorities may impose burdensome conditions on, or require significant divestitures or other changes relating to, the divisions, operations or assets of Deutsche Börse Group or NYSE Euronext. For example, BaFin, the SEC, the FTC, the DOJ and the European Commission and financial regulatory authorities may require changes to the structure of the combination, changes to the governance structure of Holdco and its subsidiaries or the Holdco articles of association including voting rights limitations and limitations on shareholding in Holdco, as a precondition to their approval of the combination. In addition, these restrictions may limit the potential to participate in further market consolidation or undertake future acquisitions. None of Holdco, Deutsche Börse or NYSE Euronext can predict what, if any, changes may be required. Certain changes may require NYSE Euronext to obtain the approval of its shareholders and, therefore, to re-solicit proxies, which may result in significant additional expenses and costs. More generally, these and other conditions, divestitures or other changes may prevent or delay completion of the combination or may reduce the anticipated benefits of the combination, which could also have a material adverse effect on Holdco's business and cash flows, financial condition and results of operations.

1

The implementation of the post-closing reorganization may be delayed or the agreements necessary for the implementation may not take effect. As a result, the anticipated benefits from the combination may not be realized in full or at all.

Holdco intends as soon as practicable after completion of the exchange offer and the merger to effectuate one or more corporate reorganization transactions, which may include entering (directly or through a wholly owned subsidiary) into a domination agreement or a combination of a domination agreement and a profit and loss transfer agreement and/or a squeeze-out transaction. The effectiveness of these agreements and/or the squeeze-out transaction may be delayed for an uncertain time, including, for example, due to shareholder litigation or may not be achievable at all. Accordingly, Holdco may not be able to achieve the anticipated benefits of the combination in full or at all, or may take longer than expected to realize such benefits, which could have a material adverse effect on Holdco's business and cash flows, financial condition and results of operations.

Holdco may not be able to successfully integrate the businesses and operations of Deutsche Börse Group and/or NYSE Euronext in a timely fashion or at all. This could have material adverse effects on Deutsche Börse Group's and NYSE Euronext's operations and their relationships with market participants, employees, regulatory authorities and other bodies as well as on their businesses, cash flows, assets, financial condition and results of operations.

Deutsche Börse and NYSE Euronext currently operate as independent companies, and will continue to do so until the completion of the combination. Following the combination, Holdco's management may face significant challenges in integrating the two companies' businesses, technologies, organizations, procedures, policies and operations, as well as in addressing differences in the business cultures of the two companies, and retaining key

33

http://www.sec.gov/Archives/edgar/data/1513048/000119312511106887/df4a.htm 4/25/2011

gamma425.htm - Generated by SEC Publisher for SEC Filing Page 5 of 9

Q: Does it make you feel more or less confident, after having talked to them, that they’re going to back this deal?

A: Well, July 7th is still a ways a way. I believe we’re answering the questions they have to their satisfaction. We’re going to stay very close to them. Ultimately, they’re the ones that have the vote. They deserve answers to all the questions they want to ask. And it’s our job to, as I said, either we’ll answer them well or we won’t. I think they do understand, to a person, the long-term value-creation opportunity. What we’re trying to figure out is that value gap that exists right now. I think the only thing that would change that in their mind is if the antitrust risk on one of the two deals, which in their mind, I think incorrectly seems similar. If that changed in their mind you think they’d think differently. But right now they’re asking all the questions you would think they would ask and we’re giving them full access.

Q: Let’s talk about the antitrust for a second. Both deals it’s fair to say have issues on the antitrust side, although differently.

A: Very different.

Q: How can you expect shareholders to vote on something, in July most likely, when the antitrust issues will not have been resolved by then? Is it unfair?

A: I don’t know that it’s unfair. But I think in a lot of deals you do in the industry, you might not have clarity prior to the vote. Really what you’re asking the shareholders to do at that point is say give us the vote of confidence that we can do everything we can to consummate the merger. My guess would be given the timeline in Europe for us which is really the only place where we have anything that even rises to the level of an antitrust issue. And I think it’s more what conditions will be placed on us, not a make or break the deal, but I’m not in the business of front running the regulators, the competition authorities should take as long as they need. We’re giving them all the information they need. And our view is, they’re going to look at the different businesses, I think thoughtfully and sensibly, and there’s a case to be made that on the equity side there’s a fairly easy decision. We’re all for fungibility on the back end. I don’t think the vertical silo has to be protected in equities in Europe. I think on equity derivatives, I just think all we’re asking is that Europe be consistent with the rest of the world. If the rest of the world is going to go horizontal, that’s great. If the rest of the world isn’t, I’m not sure Europe should be the only ones going horizontal. And on OTC, neither one of us has a business to speak of in OTC. It’s a long term opportunity for the both of us. I think we’d support whatever decision the competition authorities would make in Europe. So I don’t think there’s anything that rises to the level of a deal breaker, but we’ll spend the next several months working with them and we’ll see how it goes. I think we’ll have some clarity by the shareholder vote but probably not finality for sure.

Q: Would you be prepared to sell things like a clear stream of stocks for example ... if they ask you to?

http://www.sec.gov/Archives/edgar/data/1368007/000089882211000265/gamma425.htm 4/26/2011

gamma425.htm - Generated by SEC Publisher for SEC Filing Page 6 of 9

A: I don’t think it’s going to nearly rise to the level of divestiture. I can’t imagine they would ask us to sell those kinds of things you’re talking about. And all the conversations we’ve had so far would suggest it’s not going to rise to that level. It’s going to be more conditions around pricing. You know, let’s make sure you’re not going to do things we don’t want you to do on clearing pricing or transacting pricing. The one thing we keep reminding everybody of is there’s a lot of good in this combination for customers that cannot be extracted today. Right now they have to pay to connect to both the platforms. You only have to connect to one platform in the future. And I think the most important thing, which we’ll be articulating more clearly in the coming week, is the capital efficiency savings by being able to net the short end against the long end and the pan-European equity derivatives against the European country derivatives. We think that’s 3 billion dollars give or take, conservatively, of capital we can return to the big customers. That’s a pretty important value proposition given what’s in front of them as their business models change.

Q: Let me ask you, some critics say you should recuse yourself because you have a clear invested interest in seeing that the DB deal will succeed because you most likely will lose your job if the NASDAQ-ICE gets the exchange. What’s your answer to that?

A: I think that it’s a critic, not some critics but we’ll see how that goes. My view is I’m proud of the job that I’ve done here. If the shareholders decide that someone else should be doing the job, that’s ok too. But that doesn’t factor into my thinking at all. We spent two years talking to the board about strategy. In fact, at one point in the DB discussions, I volunteered not to be the CEO because if that’s what it would’ve taken to get the deal done, it would’ve been perfectly fine with me. I felt that strongly that this was the right thing for the company. So I don’t really listen to the critics on stuff like that.

Q: So you don’t think that there’s any need for you to do so? Not to step down, but recuse yourself? A: Right, I don’t believe that’s the case. No.

Q: And how would characterize your relationship with Bob Greifeld? How would you call it?

A: I’m not sure why it matters. We’re competitors. Hopefully there’s mutual respect there but we’re not having dinner tonight if that’s what you’re asking.

Q: Or tomorrow night?

A: It’s Good Friday. I’ll be with my family. I’m sure he will be too.

Q: And one final question on this. Some people on Wall Street, the ones I talk to anyway, see Bob as quite an abrasive character, which could make it more difficult for NASDAQ to win support for its bid. Do you think that weakens the bid in anyway?

A: You would have to ask the recipients or the people who are at those meetings. I think everyone’s got their own style. I think we all go about things in different ways. We have a very different culture then their company does, here. I don’t know that we have a shared vision for what the future is. But I don’t know if someone’s personality necessarily impacts it. I think that the only time a personality does come

http://www.sec.gov/Archives/edgar/data/1368007/000089882211000265/gamma425.htm 4/26/2011

FT.com print article Page 1 of 1

FT.com FINANCIAL TIMES FT TRADING ROOM

Close

NYSE and D Börse consider measures to boost deal value

Print

By Telis Demos in New York
Published: April 14 2011 16:44 | Last updated: April 14 2011 16:44

Deutsche Börse is considering a share buy-back and **NYSE Euronext** is looking at a special dividend as ways of bolstering the value of their proposed tie-up, according to people familiar with their thinking.

3

The two groups are fending off a potentially higher offer for NYSE Euronext by **Nasdaq OMX and the IntercontinentalExchange**.

The chief executives of **Deutsche Börse** and NYSE began **meeting shareholders** this week, following the NYSE board's rejection of an informal $11.3bn cash-and-shares offer by Nasdaq and ICE to buy the company and separate its equities and futures businesses.

NYSE has told investors it has the option of paying a one-off dividend if the deal closes, as a way to narrow the price gap with the proposed counterbid, a person familiar with the talks said.

3

Deutsche Börse has said it probably cannot alter the price of its $9.4bn deal, in which its shareholders will receive 60 per cent of the joint entity, because it must receive 75 per cent shareholder approval, a person close to the company said.

However, it would consider a share buy-back after the deal closes, which would boost the value of the combined group, in essence raising the promised return, the person said.

Deutsche Börse and NYSE have also told shareholders that the synergies of their deal will be higher than the $426m outlined, as they have proposed in recent days, but they have not finalised new figures.

The companies declined to comment.

A buy-back would also be possible for ICE, the US futures exchange, which has some $200m remaining in an authorised buy-back. However, a person close to ICE said the option was not under consideration.

ICE declined to comment.

Deal-related buy-backs are not an unfamiliar route for the exchanges. The CME Group made a similar offer during its merger with the Chicago Board of Trade, which ICE had made an unsuccessful hostile bid to buy.

Nasdaq and ICE have said they will not raise their proposed bid, though analysts have suggested other tools that could improve their offer.

Patrick O'Shaughnessy, an analyst at Raymond James, said in a note that Nasdaq and ICE could "potentially make things more interesting" by offering a reverse break-up fee for their deal, which would give investors protection if regulators blocked it. It could also help match the large $340m break-up fee agreed by NYSE and Deutsche Börse.

Mr O'Shaughnessy estimated that NYSE could receive as much as $50 a share in an auction, but he said the board was unlikely to go down that route. Nasdaq and ICE suggested they could pay some $42 a share; the Deutsche Börse offer is worth about $37 a share.

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http://www.ft.com/cms/s/b4928160-66ac-11e0-8d88-00144feab49a,dwp_uuid=60835a20-... 4/17/2011

To Sweeten Deal, NYSE Considers a Dividend - WSJ.com#printMode Page 1 of 2

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DEALS & DEAL MAKERS | APRIL 14, 2011

To Sweeten Deal, NYSE Considers a Dividend

By AARON LUCCHETTI and GINA CHON

Seeking to control its own destiny, the New York Stock Exchange went on the offensive Wednesday, telling shareholders it was considering paying a special dividend to entice them to support its pending deal with Deutsche Börse, a person familiar with the matter said.

The move by the Big Board's parent, NYSE Euronext, is its first defense of its deal to be acquired by Deutsche Börse and highlights the combined firm's financial strength.

But the dividend offer also shows the difficulty the NYSE faces to convince shareholders to accept a deal that pays about 15% less than a rival offer by rival Nasdaq OMX Group Inc. and its partner, Atlanta's IntercontinentalExchange Inc.

Portraying their deal as a merger, not a takeover, NYSE Euronext and Deutsche Börse have said they plan to keep the ownership split of the planned company at 60% for Deutsche Börse shareholders and 40% for NYSE Euronext shareholders, according to people familiar with the matter.

One of their key selling points to investors this week is that the combined company would be financially stronger than the one created by its rivals. While they didn't specify the size of the pre-deal dividend, they also said they were considering paying additional dividends or buying back shares after the deal closed, which could come as early as the fourth quarter.

For NYSE shareholders, the Nasdaq-ICE deal is worth more than the Deutsche Börse deal at current values and also promises more cost-cutting. But NYSE Euronext and Deutsche Börse officials have been fighting back in recent days to highlight the long-term appeal of their plan to marry the largely European Deutsche Börse business with NYSE Euronext, which has big stock-trading and derivatives trading businesses.

The dividend plans under discussion are preliminary and could change as NYSE and Deutsche Börse respond to expected moves from ICE and Nasdaq. The two exchanges, dubbed "interlopers" by NYSE Chief Executive Duncan Niederauer, are still pressing their bid with NYSE shareholders. Wednesday, Nasdaq CEO Robert Greifeld held meetings with key U.S. regulators.

Mr. Greifeld and his counterpart at ICE, Jeffrey Sprecher, have promised more than $700 million in cost savings if they buy NYSE Euronext. Deutsche Börse and NYSE are working to improve on their own projections of about $430 million in cost cuts under their deal. But Nasdaq could see its debt rating cut because of the money the company would have to borrow to complete its deal. That has pushed NYSE to look at new dividends and share buybacks as a way to highlight the financial flexibility it will have under its deal with the German exchange operator.

Write to Aaron Lucchetti at aaron.lucchetti@wsj.com and Gina Chon at gina.chon@wsj.com

http://online.wsj.com/article/SB10001424052748703730104576261192697036136.html 4/17/2011

NYSE, Deutsche Boerse Said to Consider Incentives to Win Support for Deal - Bloomberg Page 1 of 3

Bloomberg

NYSE, Deutsche Boerse Said to Consider Incentives to Win Support for Deal

By Whitney Kisling. Zachary R. Mider and Nina Mehta - Apr 14, 2011

NYSE Euronext (NYX) and Deutsche Boerse AG (DB1) are considering financial incentives to win support for their merger following an unsolicited bid for NYSE Euronext by Nasdaq OMX Group Inc. (NDAQ) and IntercontinentalExchange Inc. (ICE), four people with direct knowledge of the matter said.

No decisions have been made, according to the people, who declined to be identified because the discussions are private. If action is taken, it is unclear whether a special dividend or another form of payment would be made before or after the deal’s closing and which shareholders would get it.

The board of New York-based NYSE Euronext on April 10 rejected the joint bid from Nasdaq OMX and ICE on grounds it wouldn’t create as much long-term value for shareholders even though it’s worth 16 percent more than Deutsche Boerse’s agreement. Three people familiar with the matter said April 11 that Deutsche Boerse doesn’t plan to raise its offer, valued at $37.10 a share as of 4 p.m. in New York today.

“They know they have to communicate to shareholders how their deal is economically superior relative to Nasdaq-ICE,” said Sachin Shah, a special situations and merger arbitrage strategist at Capstone Global Markets LLC in New York. “They want to put an end to some of the speculation and move forward.”

Largest Exchange

NYSE Euronext and Deutsche Boerse, which plan to create the world’s largest exchange operator, are looking for ways to persuade NYSE Euronext investors to vote for their deal after ISS Proxy Advisory Services recommended owners give themselves the right to call special meetings, where they could consider matters such as takeover proposals that executives don’t support. ISS issued its opinion on April 11. Shareholders will vote on the matter on April 28 at their annual meeting.

Richard Adamonis, a spokesman for NYSE Euronext, and Naomi Kim of Deutsche Boerse declined to comment.

http://www.bloomberg.com/news/print/2011-04-13/nyse-deutsche-boerse-said-to-consider-... 4/17/2011

Amendment No. 1 to the Form F-4 Page 52 of 979

Table of Contents

Deutsche Börse Group and NYSE Euronext personnel. The integration process may prove to be more complex and time consuming and require more substantial resources and effort than anticipated, which could have a material adverse effect on Deutsche Börse Group's and NYSE Euronext's ongoing businesses and relationships with market participants, employees, regulators and others and could also have a material adverse effect on the business and cash flows, financial condition and results of operations of Holdco. In addition, if the integration of Deutsche Börse Group and NYSE Euronext businesses is partially unsuccessful or Holdco does not achieve the expected benefits of the combination as fast or to the extent anticipated by financial analysts or investors, or Holdco's financial results are not consistent with the expectations of financial analysts or investors, the market price of Holdco shares may decline.

Holdco may fail to realize the anticipated cost savings, growth opportunities and synergies and other benefits anticipated from the combination.

The success of the combination will depend, in part, on Holdco's ability to realize anticipated cost savings, revenue synergies and growth opportunities from combining the businesses of Deutsche Börse Group and NYSE Euronext. Holdco expects to benefit from operational synergies resulting from the consolidation of capabilities and elimination of redundancies as well as greater efficiencies from increased scale, market integration and automation. Specifically, Deutsche Börse and NYSE Euronext expect that the combined company will achieve annualized cost savings of approximately €300 million (or $400 million) within three years after the combination, principally from the consolidation of information technology, clearing and market operations as well as from the consolidation of corporate administration and support functions. The cost savings are expected to be realized at an annual run rate of 25% by the end of the first year, 50% by the end of the second year and 100% by the end of the third year following the completion of the combination. 4

Deutsche Börse and NYSE Euronext also expect that the combination will create at least €100 million (or $133 million) in revenue synergies annually after the combination through cross-selling and distribution opportunities, increased turnover from liquidity pool consolidation and new products, a progressive introduction of Deutsche Börse Group's clearing capabilities and expanded scope for technology services and market data offerings.

There is a risk, however, that the businesses of Deutsche Börse Group and NYSE Euronext may not be combined in a manner that permits these costs savings and revenue synergies to be realized in the time currently expected, or at all. For example, the completion of the combination may be delayed, challenged by parties opposing the completion of the combination or may not be possible at all, or necessary approvals might require certain commitments or undertakings regarding operations or employees. This may limit or delay the ability of Holdco's management to integrate the two companies' technologies, organizations, procedures, policies and operations. In addition, a variety of factors, including but not limited to wage inflation, currency fluctuations and difficulty integrating technology platforms, may adversely affect Holdco's anticipated cost savings and revenues. Also, the combined company must achieve its anticipated cost savings without adversely affecting its revenues. If Holdco is not able to successfully achieve these objectives, the anticipated benefits of the combination may not be realized fully, or at all, or may take longer to realize than expected, which could have a material adverse effect on Holdco's business and cash flows, financial condition and results of operations.

Holdco, Deutsche Börse Group and NYSE Euronext will incur significant transaction and combination-related costs in connection with the combination, some of which are payable regardless of whether the combination is completed.

Holdco, Deutsche Börse and NYSE Euronext expect to incur a number of non-recurring costs in connection with the transaction, including implementation and restructuring costs associated with combining the operations of the two companies. Deutsche Börse and NYSE Euronext estimate that they will incur approximately €100 million of legal, banking and other professional fees and costs related to the combination, of which approximately €55 million will be contingent upon approval and consummation of the combination and approximately €45 million of which will be payable regardless of whether the combination is completed. In

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The NYSE Euronext board of directors concluded that the potentially negative factors associated with the combination were outweighed by the potential benefits that it expected NYSE Euronext and its shareholders to achieve as a result of the combination. Accordingly, the NYSE Euronext board of directors determined that the business combination agreement and the transactions contemplated thereby, including the merger, are advisable, fair to, and in the best interests of, NYSE Euronext and its shareholders.

Certain Synergy Forecasts

None of NYSE Euronext, Deutsche Börse or Holdco as a matter of course publicly discloses detailed forecasts or internal projections as to future revenues, earnings or financial condition. However, in the course of their discussions regarding the proposed combination, as discussed under "Proposal 1: The Combination Proposal — Background of the Combination," NYSE Euronext and Deutsche Börse provided each other and their respective financial advisors with certain business and synergy forecasts that were made publicly available after the announcement of the signing of the business combination agreement. Set forth below is an overview of the business and synergy data and forecasts that were made publicly available.

In preparing the synergy forecasts set forth below, management of NYSE Euronext and Deutsche Börse made the following material assumptions:

- implementation and restructuring costs are estimated to be approximately 1.5 to 2.0 times the expected full run-rate cost synergies;
- the exchange rate would be €1 = $1.33; and
- the combination would be completed by December 31, 2011.

Projected Cost Savings of NYSE Euronext and Deutsche Börse Group

In connection with their financial due diligence review, the parties have estimated that the combination will generate cost savings of approximately €300 million/$400 million, principally from information technology, clearing, and market operations, as well as from corporate administration and support functions. For example, both NYSE Euronext and Deutsche Börse Group operate EU cash markets, EU derivatives markets and U.S. equity options markets. By combining their respective operations, the parties expect that savings could be realized across all three businesses by combining duplicative functions such as management, sales and marketing, and product development and by bringing locations together. The parties also expect more limited savings in listing and market operations. The following table sets forth the areas in which these cost savings are expected to be achieved and the anticipated sources for these cost savings. All synergy values are based on an exchange rate of $1.33 per euro.

	Annual Cost Savings (millions)	% of Total Cost Savings	Comments
Technology	€ 79/$105	26%	• Single platform • Integrated complementary derivatives franchises • Combined U.S. options platforms
Clearing	€ 67/$90	22.5%	• Duplicative operations and planned operating expenses
Market Operations	€ 98/$130	32.5%	• EU cash markets • EU derivatives market • U.S. equity options
Corporate	€ 56/$75	19%	• Duplicative corporate and administrative overhead

4

The cost savings are expected to be realized at an annual run rate that will reach 100% by the end of the third year following completion of the combination, as set forth in the following table:

	Run-Rate	Cost Savings (millions)
Year 1	25%	€ 75/$100
Year 2	50%	€150/$200
Year 3	100%	€300/$400

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NYSE, Deutsche Boerse Said to Consider Incentives to Win Support for Deal - Bloomberg Page 2 of 3

NYSE Euronext climbed 1.1 percent to $38.26 yesterday, reversing an intraday loss of 1 percent, while Nasdaq OMX lost 0.1 percent to $27.76 and ICE gained 0.6 percent to $121.19. The offer from New York-based Nasdaq OMX and ICE of Atlanta is valued at $42.88 today.

Nasdaq OMX and ICE said in an April 10 statement that they would meet with shareholders to explain why their bid is superior, adding that they already received “very positive” reactions. NYSE Euronext Chief Executive Officer Duncan Niederauer said April 10 that he planned to start meeting with owners this week to argue for the Deutsche Boerse agreement.

Cost Cuts

Nasdaq OMX and ICE say they can pay more for NYSE Euronext in part because of greater cost cuts. They offered about $740 million in expense cuts and “synergies,” accomplished through eliminating jobs and closing trading systems. Their forecast topped the 400 million euros ($578 million) in benefits Deutsche Boerse and NYSE Euronext laid out in their Feb. 15 agreement.

The owner of the New York Stock Exchange and NYSE Liffe futures markets said the projection for savings in its agreement with Deutsche Boerse may be increased.

“Give us two or three weeks, but I would imagine that we’ll be articulating that those synergies were in fact conservative,” Niederauer said in an April 10 interview.

ISS told shareholders of NYSE Euronext that they should vote in favor of a proposal that gives them the right to call special meetings. At least two investors with shares amounting to 10 percent ownership would be able to schedule meetings, giving holders the opportunity to vote on takeover proposals that executives of NYSE Euronext don’t favor, according to ISS, the shareholder advisory unit of New York-based MSCI Inc. (MSCI)

“In terms of day-to-day governance, shareholders may lack an important right, the ability to remove directors or initiate a shareholder resolution without having to wait for the next scheduled meeting, if they are unable to act at a special meeting of their calling,” ISS said in the document dated April 11. “Shareholders could also be powerless to respond to a beneficial offer if the bidder cannot call a special meeting.”

To contact the reporters on this story: Whitney Kisling in New York at wkisling@bloomberg.net: Zachary R. Mider in New York at zmideri@bloomberg.net: Nina Mehta in New York at nmehta24@bloomberg.net

http://www.bloomberg.com/news/print/2011-04-13/nyse-deutsche-boerse-said-to-consider-. 4/17/2011

gamma425.htm - Generated by SEC Publisher for SEC Filing Page 3 of 9

the shareholders of is, if we’re about long-term value creation, the new company we’re creating is going to be incredibly flexible from a financial point of view. So, for starters, it’s easy for both of us to say, if we just maintain our existing dividend policies that the two companies have now, that’s 800 million dollars or so in dividend payments next year, and that doesn’t talk about the further flexibility we’ll have, whether it’s buybacks, other kinds of dividends, M&A activity, whatever it might be. And lastly, I think what the shareholders are also buying into is they’ve seen how we’ve managed our portfolio. They think the new co. portfolio is a better portfolio than the one we have now so I think there’s room for multiple expansion too. So I think that’s why you see the stock trading the way it is. That’s why you see the market reacting the way it is. And that’s why you see the shareholders still asking us a lot of questions but to us it’s about telling that value story.

Q: So let’s explore a couple of those points. You mentioned synergies, the NASDAQ-ICE deal promises about double the synergies that you have come up with, albeit conservatively. You talked about sharpening the pencil about a week ago, where are you at now? What kind of synergies do you think you can get over and above what you’ve already promised?

A: Sure. And we expect to share some of this at our annual meeting next week so I think we’ll give more color on that next week. But let me just tell you where I think we are right now. So the shareholders and we are both focused on net synergies. So, yes, you’ve got expense synergies, and in some deals you have revenue dissynergies, there’s very little revenue dissynergy in our transaction with DB. Very overlapping in complimentary businesses. If anything there’s an opportunity for some revenue synergy particularly on the post-trade side. I think my experience having had this job for a few years is investors don’t really give you too much credit for revenue synergies. They have questions about revenue dissynergies, but I think we’ll get a little credit for the revenue synergy side to the tune of 100 million Euros like we talked about. On the expense side, we had promised 300 million Euros going in but the teams have been hard at work this week in Frankfurt, integration teams from both sides so we’ve been working hard really since the closing but in our earnest in the last few weeks as we sharpen the pencil and my guess is you’re going to see that number inch up closer to 400 million Euros. That sounds great. We better be in a position to validate it or else it just looks like we’re just doing what everyone else is doing, and just saying pick a number that sounds good. We have to be able to validate it, right and we know if I’m going to stand up and say it’s more like 400 instead of 300,1 better have details of what that looks like. So 400 million Euros, if we end up talking that’s 5-6 hundred million dollars, and we get some revenue synergies, when you get right down to it, the two deals really aren’t that different. But we’ll see how the shareholders react to that when I give them more details.

Q: And you said that everyone else is picking a number that sounds good. You think that NASDAQ-ICE’s synergy number is not realistic?

A: I will tell you that by we did similar analyses of the competitive landscape, we think the revenue dissynergies are understated. And we think in fairness to them, I mean, they’re just looking at public filings. I have a feeling that if they looked more closely, they’d find the expense synergies may be a bit exaggerated as well.

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Financial Times: NYSE boosts case for Deutsche Borse

By Helen Thomas, Telis Demos and Francesco Guerrera in New York, April 24, 2011, 23:00

NYSE Euronext is set to increase by up to a third its forecast for cost savings from a deal with Deutsche Borse, as the US exchange operator raises the stakes in efforts to counter an $11.3bn bid from Nasdaq OMX and Intercontinental-Exchange.

Duncan Niederauer, chief executive of NYSE, told the Financial Times the companies now believed they could find “closer to €400m” in cost savings than the €300m unveiled in February.

That suggests total synergies could reach about €500m ($728m), with revenue opportunities from the deal, compared with the $740m in net synergies touted by Nasdaq and ICE, most of which is cost-cutting.

He also revealed that NYSE and Deutsche Borse estimated that their biggest customers would save at least $3bn through the combination of the exchanges’ two European derivatives platforms. As part of that, banks would no longer have to tie up money at the platforms’ two clearing houses because only one would be used for the combined derivatives platforms.

A shareholder vote on the deal was slated for July 7, Mr Niederauer revealed, while NYSE was set to provide details on the proposed savings at its annual meeting this week.

The comments come as NYSE seeks to defend its agreed deal against a break-up bid from Nasdaq and ICE, worth about 13 per cent more than the Deutsche Borse offer at current share prices.

The higher cost savings promised by Nasdaq and ICE have been a key sticking point and Mr Niederauer’s new forecast is aimed at allaying shareholders’ fears over the value of the Deutsche Borse deal.

In a video interview, Mr Niederauer also cast doubt on the savings proposed by Nasdaq and ICE, arguing they had underestimated the business that might be lost through their bid.

“When we did similar analyses of the competitive landscape, we think the revenue dis-synergies are understated,” said Mr Niederauer. “In fairness to them, they’re just looking at public filings. I have a feeling if they looked more closely, they’d find the expense synergies may be a bit exaggerated as well.”

Robert Greifeld, Nasdaq chief executive, said: “We have a strong track record of delivering on our synergy targets. We under-promise and over-deliver, and that’s what we expect to do this time.”

Mr Niederauer did not rule out sweetening the Deutsche Borse deal through special dividends or the promise of share buy-backs but said he remained confident the company could convince shareholders of the combination’s strategic merits.

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Amendment No. 1 to the Form F-4 Page 113 of 979

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NYSE Euronext and describing certain aspects of the proposal by NASDAQ OMX and IntercontinentalExchange that Deutsche Börse viewed as being less favorable to NYSE Euronext than the proposed combination with the Deutsche Börse.

On April 10, 2011, the NYSE Euronext board of directors met with NYSE Euronext management and the company's financial and legal advisors to discuss the proposal by NASDAQ OMX and IntercontinentalExchange. At that meeting, the NYSE Euronext board of directors discussed with management and advisors the terms of the proposal and analyzed various aspects of the proposal, including the transaction structure, consideration to be paid, the anticipated value of such consideration following the transaction, the financing required for the transaction, the required financial and legal due diligence that would need to be performed, and the competition approval process and the exchange regulatory approval process. The board also discussed the proposal in light of the company's corporate strategy. After discussing the proposal, the NYSE Euronext board of directors unanimously concluded that the proposal did not align with NYSE Euronext's strategic vision, involved unacceptable execution risk and was not in the best interests of NYSE Euronext and its shareholders.

On April 19, 2011, NYSE Euronext received a letter from NASDAQ OMX and IntercontinentalExchange that provided additional details of their proposal, including a draft merger agreement. That same day, NYSE Euronext issued a press release acknowledging its receipt of the proposed merger agreement and indicating that the NYSE Euronext board of directors would review it in due course, consistent with its fiduciary duties and its obligations under the business combination agreement. 6

On April 21, 2011, the NYSE Euronext board of directors met to review the additional information with NYSE Euronext's outside legal and financial advisors. At the meeting, NYSE Euronext board of directors unanimously rejected the proposal and reaffirmed the business combination agreement with Deutsche Börse. NYSE Euronext issued a press release that same day announcing the board's decision.

Deutsche Börse's Reasons for the Combination

On February 14, 2011, the Deutsche Börse management board approved the business combination agreement and the transactions contemplated thereby. On February 15, 2011, the Deutsche Börse supervisory board approved the combination of Deutsche Börse and NYSE Euronext under a newly founded Dutch holding company as contemplated by the business combination agreement and presented in the meeting.

In reaching its decision on February 14, 2011, the Deutsche Börse management board consulted with its financial and legal advisors and considered a variety of factors, including the material factors described below. In light of the number and wide variety of factors considered in connection with its evaluation of the transaction, the Deutsche Börse management board did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors that it considered in reaching its determination. The Deutsche Börse management board viewed its position as being based on all of the information available and the factors presented to and considered by it. In addition, individual members of the Deutsche Börse management board may have given different weight to different factors. This explanation of the Deutsche Börse management board's reasons for the proposed combination and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under "Forward-Looking Statements."

The Deutsche Börse management board considered a number of factors pertaining to the strategic rationale for the combination as generally supporting its decision to enter into the combination agreement, including the following material factors:

- *Strategic Considerations.* The Deutsche Börse management board believes that the combination will provide a number of significant strategic opportunities, including the following:
    - its expectation that the combined company would be a leader in a diverse set of large and growing businesses, including derivatives, listings, cash equities, post-trade settlement and asset servicing, market data and technology services;

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Perella Weinberg also reviewed and analyzed the most recent publicly available research analyst price targets for Deutsche Börse shares prepared and published by eight selected equity research analysts prior to the reference date. Perella Weinberg noted that the range of recent equity analyst price targets for Deutsche Börse shares prior to the reference date was €47.00 to €73.00 per share, with a median price target of €64.50 per share.

The public market trading price targets published by equity research analysts do not necessarily reflect current market trading prices for NYSE Euronext shares and Deutsche Börse shares. Further, these estimates are subject to uncertainties, including the future financial performance of NYSE Euronext and Deutsche Börse Group and future financial market conditions, and the public market trading price targets published by equity research analysts typically represent price targets to be achieved over a six-to twelve month period.

Selected Publicly Traded Companies Analysis

Perella Weinberg reviewed and compared certain financial information for NYSE Euronext and Deutsche Börse Group to corresponding financial information, ratios and public market multiples for certain publicly held companies in the exchange operator industry. Although none of the following companies is identical to NYSE Euronext or to Deutsche Börse, Perella Weinberg selected these companies because they had publicly traded equity securities and were deemed to be similar to NYSE Euronext and Deutsche Börse in one or more respects including being operators of exchanges.

- The Nasdaq OMX Group
- London Stock Exchange plc
- IntercontinentalExchange Inc.
- Chicago Board Options Exchange
- Chicago Mercantile Exchange
- TMX Group Inc.
- Bolsas y Mercados Españoles

For each of the selected companies, Perella Weinberg calculated and compared financial information and various financial market multiples and ratios based on company filings for historical information and consensus forecasts prepared by the Institutional Brokers' Estimate System for forecasted information. For NYSE Euronext and Deutsche Börse, Perella Weinberg made calculations based on company filings and information provided by the respective managements of each company for historical information and third-party research estimates from Institutional Brokers' Estimate System for forecasted information.

7

With respect to NYSE Euronext, Deutsche Börse and each of the selected companies, Perella Weinberg reviewed enterprise value as of the reference date as a multiple of estimated earnings before interest, taxes, depreciation and amortization, or EBITDA, share price to estimated earnings per share, or EPS, for fiscal year 2010 and fiscal year 2011, long term EPS growth rates and estimated EBITDA margins for fiscal year 2011. The results of these analyses are summarized in the following table:

	2010E EV /EBITDA Multiple	2011E EV /EBITDA Multiple
Range of selected exchange operators	6.9x – 11.5x	7.2x – 10.1x
NYSE Euronext	9.5x	8.0x
Deutsche Börse	10.4x	8.7x

	2010E Share Price / Earnings Multiple	2011E Share Price / Earnings Multiple
Range of selected exchange operators	12.3x – 24.7x	12.2x – 18.9x
NYSE Euronext	16.4x	13.6x
Deutsche Börse	16.8x	12.7x

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	Long-Term EPS Growth Rate	2011E EBITDA Margin
Range of selected exchange operators	5% – 16%*	49% – 71%
NYSE Euronext	11%	49%
Deutsche Börse	11%	59%

* Excluding Bolsas y Mercados Españoles due to negative long-term EPS growth rate.

Although the selected companies were used for comparison purposes, no business of any selected company was either identical or directly comparable to either NYSE Euronext's or Deutsche Börse Group's business. Accordingly, Perella Weinberg's comparison of selected companies to NYSE Euronext and Deutsche Börse and analysis of the results of such comparisons was not purely mathematical, but instead necessarily involved complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the relative values of the selected companies, NYSE Euronext and Deutsche Börse.

Discounted Cash Flow Analysis

Perella Weinberg conducted discounted cash flow analyses for NYSE Euronext and Deutsche Börse to determine the implied pro forma ownership percentages of the equity of the combined company for the shareholders of NYSE Euronext and Deutsche Börse. With respect to NYSE Euronext, estimates of unlevered free cash flows used for this analysis utilized the financial forecasts of selected equity analysts' models as well as NYSE Euronext guidance. Perella Weinberg calculated the net present value as of March 31, 2011 of the estimated unlevered free cash flows that each entity could generate between fiscal years 2011 and 2015. Perella Weinberg also calculated a range of terminal values assuming terminal year multiples of LTM EBITDA ranging from 8.0x to 9.0x and discount rates ranging from 8.0% to 12.0% based on estimates of the weighted average cost of capital of NYSE Euronext. The discounted cash flow analysis did not consider estimated cost savings resulting from the combination. With respect to Deutsche Börse, estimates of unlevered free cash flows used for this analysis utilized financial forecasts prepared by Deutsche Börse based upon equity analyst models. Perella Weinberg also calculated a range of terminal values assuming terminal year multiples of LTM EBITDA ranging from 8.0x to 9.0x and discount rates ranging from 8.0% to 12.0% based on estimates of the weighted average cost of capital of Deutsche Börse.

Perella Weinberg analyzed the implied contribution at each of the low, mid and top of the range equity valuations implied by the discounted cash flow analyses for NYSE Euronext and Deutsche Börse. Under this analysis, NYSE Euronext's implied shareholder ownership in the combined company ranged from 39.5% to 39.8%. Deutsche Börse's implied shareholder ownership in the combined company ranged from 60.2% to 60.5%.

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Amendment No. 1 to the Form F-4

CAPITALIZATION

The following table sets forth Holdco’s cash and cash equivalents, capitalization and indebtedness as at formation on February 10, 2011. The figures below have been calculated in accordance with IFRS. For further information regarding the pro forma financial position of Holdco following the combination, see “Holdco Unaudited Pro Forma Condensed Consolidated Financial Statements.”

Capitalization

Total current debt As of February 10, 2011 (in thousands of euros)

0

Guaranteed 0

Secured 0

Unguaranteed/unsecured 0

Total non-current debt (excluding current portion of long-term debt) 0

Guaranteed 0

Secured 0

Unguaranteed/unsecured 0

Shareholders’ equity 45

Share capital 45

Legal reserve 0

Other reserves 0

Total 45

Cash Indebtedness As of February 10,2011 (in thousands of euros)

45

Cash equivalent (detail) 0

Trading securities 0

Liquidity 45

Current financial receivable 0

Current bank debt 0

Current portion of non-current debt 0

Other current financial debt 0

Current financial debt 0

Net current financial indebtedness 0

Non-current bank loans 0

Bonds issued 0

Other non-current loans 0

Non-current financial indebtedness 0

Net financial indebtedness 0

As of formation on February 10, 2011, Holdco had no contingent liabilities and no direct liabilities.

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